February 19, 2016

Karl Hiller

Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Sanchez Production Partners LP

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 5, 2015

File No. 1-33147

Dear Mr. Hiller:

Set forth below are the responses of Sanchez Production Partners LP, a Delaware limited partnership (“SPP,” “we,”  “us,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated February 9, 2016, with respect to our Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).  The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced and emboldened herein for ease of reference.  All page numbers in our responses refer to our Form 10-K, unless otherwise indicated.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is in substantial compliance with SEC rules and regulations and is not materially inaccurate or misleading and, therefore, believe that amending it is not necessary.  Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Partnership is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Business, page 1

Proved Oil, Natural Gas and Natural Gas Liquids Reserves, page 4

1.

We note that you have not complied with prior comment one, regarding the timeframe for developing proved reserves. We had asked you to clarify the extent to which your PUD reserves were not scheduled to be developed within five years of initial disclosure. You will need to explain the overall timing while considering the dates that locations will be drilled in relation to the dates on which proved reserves for these locations were initially included in your estimates of proved undeveloped reserves in any of your prior filings. For further guidance on the five year criteria, refer to Rule 4-10(a)(31)(ii) of Regulation S-X, and Item 1203(d) of Regulation S-K, as to the initial disclosure of PUD reserves as the starting reference date. To the extent that any of the locations for which you disclosed PUD reserves as of December 31, 2014 were scheduled to take more than five years to develop since initial disclosure, please specify the total number of gross locations and net proved reserve quantities relating to such locations, and explain the reasons and specific circumstances that such locations will have remained undeveloped for five or more years after disclosure as proved undeveloped reserves.

Response: We acknowledge the Staff’s comment. With regard to whether any of the PUD locations in the 2014 year-end reserve report have been recognized for 5 years without being drilled, please note that our year-end 2009 reserve report carried no PUDs in the Cherokee Basin region. Our year-end 2012 reserve

U.S. Securities and Exchange Commission

February 19, 2016

report carried only 31 PUDs, of which only 7 PUDs were coal-bed methane gas wells that were included in the year-end 2014 reserve report. Although we have not filed our Form 10-K for the fiscal year ended December 31, 2015, the reserve report is complete and contains only 4 PUDs.  These 4 PUDs are all oil wells (no coal-bed methane gas wells are currently carried), all of which are scheduled to be drilled within five years.

2.

We have read your response to prior comment two and your explanation relating to the 6% of the December 31, 2014 proved undeveloped locations that are scheduled to be drilled in 2020. We understand this figure may not represent all locations not scheduled to be developed within five years of initial disclosure, and that you will provide further clarity on this point in your next reply. However, we would also like to understand the extent to which your PUD reserves are associated with the particular locations you reference. Given your disclosures on page five, indicating you are reasonably certain to develop 23.9 Bcfe during 2015 through 2019 (of your total PUD reserve estimate of 25.1 Bcfe), it appears that 1.2 Bcfe is associated with the six locations that you plan to develop in 2020. Please confirm if this is correct, or if not tell us the total net proved reserve quantities relating to these locations. On a related point, with regard to your disclosure on page 5 indicating you plan to incur development costs of $37 million during 2015 through 2019, and your estimate of total future development costs of $57.7 million on page 71, it appears you expect to incur $20.7 million to drill the locations scheduled for development in 2020. Please explain the reasons for the apparent disparity on a cost per unit basis, relative to your five-year plan, and identify any other activities, including the amounts and timeframe, that are encompassed in your estimate of the total.

Response: We acknowledge the Staff’s comment and confirm that 1.2 Bcfe is associated with the six undrilled locations scheduled to be developed in 2020. The $57.7 million of development costs on page 71 includes $19.0 million to develop PDNP (behind pipe) reserves. The remaining $38.7 million is the capital cost to develop all PUDs, including $1.8 million to develop the six locations in 2020. In our year-end 2015 reserve report, all PUDs are scheduled to be drilled within five years.

3.

We have read your response to prior comment four, and your proposed disclosure regarding efforts to convert proved undeveloped reserves. Please also quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for this period of time, and specify the reserve quantities associated with the wells or locations, to comply with Item 1203(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We converted nine proved developed wells into proved producing wells in 2014. These nine wells had reserve quantities of 936 MMcfe and the capital expenditures associated with converting these PUDs was approximately $1.9 million. In our year-end 2015 reserve report, no PUDs were converted to proved developed reserves.

If you have any questions or comments concerning these responses, please call Kirsten A. Hink, the Chief Accounting Officer of our general partner, at (713) 783-8000 or Scott Olson at Andrews Kurth LLP at (713) 220-4764.

Sincerely,

Sanchez Production Partners LP By: Sanchez Production Partners GP LLC, its general partner

By:	/s/ Charles C. Ward
Charles C. Ward
Chief Financial Officer and Secretary